SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~44765~~ 14715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horner Townsend + Kent Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11023045

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HORNOR TOWNSEND & KENT, INC.

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 01 2011
WASH. D.C. 189

February 28, 2011

Re: Hornor Townsend & Kent Regulatory Filings 2010
SEC #8-44765

Dear Sir/Madam:

Attached please find the following items required by SEC Rule 17a-5 which were not bound:

1. SIPC 7T Copy
2. Report of Independent Accountants
3. Report of Independent Auditors on Internal Controls

If you need any further information you may contact me at 21.956.8208 or spolakowski@htk.com.

Regards,

Stacey N. Polakowski
Controller

pwc

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
189
SECTION

Report of Independent Accountants

To the Member and Board of Managers of Hornor, Townsend & Kent, Inc. and Subsidiaries

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Hornor, Townsend & Kent, Inc. and Subsidiaries (the "Corporation") for the year ended December 31, 2010, which were agreed to by the Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2D of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Agreed the amount $19,249 listed on item 2B to the cancelled check number 22483 dated July 27, 2010 and payable to the order of SIPC.
    b. Agreed the amount of $18,618 listed on item 2D to the check number 22776 dated February 23, 2011 payable to SIPC.
    c. Recalculated the General Assessment of $37,867 listed on item 2A as the sum of items 2B and 2D.
2. Compared the Total Revenue reported on the Statement of Income, page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 less "affiliate income" of 349,517 per supporting schedule titled "SIPC Form", with the total revenue amount of $47,733,819 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared addition titled "net loss from principal transactions in securities in trading accounts" on line 2b(2) of $10,171, to supporting schedule titled "SIPC Form", noting no differences.
    b. Compared deduction titled "revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" of $31,036,157 on line 2c(1) to a supporting schedule titled " SIPC Form", noting no differences.
    c. Compared deduction titled "commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $551,685 on line 2c(3) to a supporting schedule titled " SIPC Form", noting no differences.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

pwc

   c. Compared deduction titled "commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $551,685 on line 2c(3) to a supporting schedule titled " SIPC Form", noting no differences.
   d. Compared deduction "Other revenue not related to either directly or indirectly to the securities business" of $1,009,311 on line 2c(8) to a supporting schedule titled "SIPC Form", noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated "Total additions" of $47,743,990 on page 2 of Form SIPC-7, noting no differences.
   b. Recalculated "Total deductions" of $32,597,152 on page 2 of Form SIPC-7, noting no differences.
   c. Recalculated "SIPC Net Operating Revenue" of $15,146,838 on page 2 of Form SIPC-7 line 2d as "Total additions" of $47,743,990 on page 2 less "Total deductions" of $32,597,152 on page 2, noting no differences.
   d. Recalculated the mathematical accuracy of the "General Assessment @ .0025" of "$37,867" on page 2, line 2e of Form SIPC-7, as .25% of "SIPC Net Operating Revenues" of "15,146,838" on page 2, line 2d of Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Hornor, Townsend & Kent, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Hornor, Townsend & Kent, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of Hornor, Townsend & Kent, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014715 FINRA DEC
HORNOR TOWNSEND & KENT INC 14*14
ATTN: STACEY POLAKOWSKI
600 DRESHER RD STE C1C
HORSHAM PA 19044-2204

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 37,867

B. Less payment made with SIPC-6 filed (exclude interest) (19,249)

7/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18,618

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,618

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hornor Townsend + Kent Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 23rd day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January, 2010 and ending December, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 47,733,819
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	10,171
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	31,036,157
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	551,685
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	1,009,311
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	32,597,152
2d. SIPC Net Operating Revenues	$ 15,146,838
2e. General Assessment @ .0025	$ 37,867

(to page 1, line 2.A.)

NOR, TOWNSEND & KENT, INC.
rnor Townsend & Kent, Inc.

22776

22776

EF NO.	YOUR INVOICE NO.	INVOICE DATE	INVOICE AMOUNT	AMOUNT PAID	DISCOUNT TAKEN		NET CHECK AMOUNT
SIPC			0010269	2/23/2011			
10845	12312010	2/23/2011	$18,618.00	$18,618.00	$0.00	$0.00	$18,618.00
			$18,618.00	$18,618.00	$0.00	$0.00	$18,618.00

22776

PNC BANK, N.A.
PHILADELPHIA, PA 020
3-5-310

HTK
HORNOR
TOWNSEND &
KENT, INC.
600 Dresher Rd. • Suite C1C • Horsham, PA 19044

CHECK DATE	CONTROL NUMBER	AMOUNT
2/23/2011		$18,618.00

Eighteen Thousand Six Hundred Eighteen Dollars And 00 Cents

VOID AFTER 90 DAYS

Security features. Details on back.

HE
ER

SIPC
PO Box 92185
Washington DC 20090-2185

AUTHORIZED SIGNATURE

⑈022776⑈ ⑆031000053⑆ 8558363528⑈